Exhibit 99.16

Collective Mining Drills 276.3 Metres at 2.95 g/t Gold Equivalent from Surface and Increases the Volume of the High-Grade Portion of the Apollo Porphyry System

●	Assay results for APC-39, which continued to step out to the east from Pad 6 as part of a fan pattern of drilling at the Apollo porphyry system, intersected continuous high-grade copper-silver-gold mineralization from surface as follows:

●	276.30 metres @ 2.95 g/t gold equivalent (consisting of 2.12 g/t gold, 36 g/t silver and 0.22% copper) in drill hole APC-39 including:

o	33.0 metres @ 4.87 g/t gold equivalent from surface in oxides, and

o	17.75 metres @ 3.94 g/t gold equivalent from 75.80 metres downhole.

●	The intersection in drill hole APC-39 was terminated short of target depth due to a technical issue while in high-grade copper and silver mineralization, with the final 7.6 metres returning 0.73% copper, 152 g/t silver and 0.46 g/t gold. APC-39 is the easternmost completed hole with assay results from Pad 6 to date and has extended the strike length of the high-grade mineralization at depth from previously announced APC-35 to 125 metres. This subzone of high-grade remains open to the east and west along strike at depth and subsequent completed holes awaiting assay results (APC-41, APC-42 and APC-44) have visually further extended the mineralization.

●	APC-36 and APC-38 are the initial drill holes completed from Pad 7 and confirm for the first time that the mineralization begins directly at surface in this area of the Apollo system. Both holes added new volume of shallow mineralization to the block model and demonstrated excellent continuity of mineralization with higher grade oxide mineralization encountered in the shallowest portions of the holes. Additionally, the holes were beneficial in working out the geometry of the system in this location confirming a steeper dip than modelled with assay results as follows:

●	169.95 metres @ 2.15 g/t gold equivalent (consisting of 1.36 g/t gold, 19 g/t silver and 0.32% copper) in drill hole APC-38 including:

o	20.95 metres @ 3.24 g/t gold equivalent from surface in oxides.

●	110.40 metres @ 2.08 g/t gold equivalent (consisting of 1.73 g/t gold, 9 g/t silver and 0.14% copper) in drill hole APC-36 including:

o	19.55 metres @ 2.86 g/t gold equivalent from surface in oxides, and

o	11.15 metres @ 7.36 g/t gold equivalent from 102.05 metres.

●	Five additional drill holes have been completed from drill Pads 6 and 7 and all appear to have extended the area of outcropping mineralization from bedrock to downhole lengths of up to 400 metres. Assay results are pending.

●	Deep drilling has recently commenced from Pad 6 with a northwesterly hole designed to test for mineralization from surface down to a vertical depth of over 1,000 metres.

Ari Sussman, Executive Chairman commented: “The discovery of the Apollo system within the Guayabales project continues to deliver broad intervals of high-grade copper-silver-gold mineralization. Assay results from fan drilling completed to date from Pads 6 and 7 have added important tonnes of high-grade mineralization to the block model beginning directly from surface. With the fan pattern of shallow drilling from Pad 6 now complete, we are excited to have initiated our first deep hole to test the potential of the system over 1,000 metres vertical. I recently returned from visiting the Guayabales project and came away impressed by both the sheer quantity and quality of mineralization observed in outstanding holes awaiting assaying and the strong support for the Company by our stakeholders. Our team is excited to advance the project swiftly and responsibly and is confident that the Company will be an important contributor to Colombia’s bold decarbonization plans.”

Toronto, Ontario, March 30, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from an additional three drill holes completed from Pad 6 and 7 which form part of the Phase II Apollo program within the Guayabales project located in Caldas, Colombia. The aim of the Phase II program is to test and define through drilling the shallow portion of the Apollo porphyry system as well as continue expanding the system through step-out and deep drilling. The Apollo porphyry deposit is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia body currently measuring 395 metres x 385 metres x 915 metres and open for expansion.

Details (See Table 1 and Figures 1-6)

The Phase II drilling program of 2023 is advancing on schedule with nine holes completed and a further five awaiting assay results from the lab. The aim of this program is to define the high-grade mineralization and dimensions of the Apollo porphyry system near surface while continuing to expand the size of the system through step-out drilling. To date, a total of 40 drill holes (approximately 17,540 metres) have been completed and assayed at the Apollo target with most of the holes testing the Apollo porphyry system.

Assay results for the first three drill holes (APC-31, APC-33 and APC-35) from the 2023 Phase II program were previously announced on February 23, 2023 and March 15, 2023, respectively. Highlights include 384.7 Metres at 2.46 g/t gold equivalent in APC-31 and 359.15 metres @ 3.32 g/t gold equivalent in APC-35, with mineralization in both holes commencing from surface. Both holes intercepted high-grade oxide mineralization from surface with APC-31 cutting 42.35 metres @ 5.08 g/t gold equivalent and APC-35 cutting 35.30 metres @ 8.06 g/t gold equivalent. (see February 23, 2023 and March 15, 2023 for gold equivalent calculations)

A further three holes, APC-36, APC-38 and APC-39 have now been completed from Pads 6 and 7 with assay results and geological observations summarized below.

APC-36 was drilled steeply in an easterly direction from Pad 7 to a maximum depth of 154.1 metres (90 metres vertical). The hole was designed to test the potential for shallow mineralization located on the eastern side of the southern outcrop area and to better define the geometry of the system in this area. The hole intersected continuous mineralization from surface down to 110.4 metres with assay results as follows:

●	110.40 metres @ 2.08 g/t gold equivalent (consisting of 1.73 g/t gold, 9 g/t silver and 0.14% copper) in drill hole APC-36 including:

o	19.55 metres @ 2.86 g/t gold equivalent from surface in oxides, and

o	11.15 metres @ 7.36 g/t gold equivalent from 102.05 metres.

The mineralized interval starts directly below overburden at 2.8 metres in saprolite and saprock material with oxidized sulphides until 19.55 metres before transitioning into fresh mineralized angular breccia rock consisting of chalcopyrite (0.2% to 0.8%), pyrite (up to 2.5%) and pyrrhotite (~1%). As expected, gold grades are significantly higher in the oxidized portion of the intercept.

APC-38 was drilled northwards from Pad 7 to a maximum depth of 183.7 metres (165 metres vertical) and was designed to test the potential for shallow, high-grade mineralization located on the northern side of the southern outcrop area. The hole intersected continuous mineralization from surface down to 169.95 metres before expectingly passing into a post mineral dyke with assay results as follows:

●	169.95 metres @ 2.15 g/t gold equivalent (consisting of 1.36 g/t gold, 19 g/t silver and 0.32% copper) in drill hole APC-38 including:

o	20.95 metres @ 3.24 g/t gold equivalent from surface in oxides, and

o	13.35 metres @ 3.74 g/t gold equivalent from 156.6 metres.

The mineralized interval starts from surface within saprolite material followed by an additional 15.25 metres of saprock with iron oxides and sulphides to 20.95 metres before transitioning into fresh rock with a sulphide composition of 0.5% to 1.5% chalcopyrite, 1.5% pyrite and lesser pyrrhotite. Magnetite is also present in the matrix enveloped by chalcopyrite.

APC-39 was drilled steeply to the northeast from Pad 6 to a maximum depth of 284.3 metres (285 metres vertical). The hole was designed to expand upon the continuity of high-grade mineralization from surface in a northeast direction within the main Apollo porphyry system. The hole intersected continuous mineralization from surface down to its final depth of 284.3 metres with assay results as follows:

●	276.3 metres @ 2.95 g/t gold equivalent (consisting of 2.12 g/t gold, 36 g/t silver and 0.22% copper) in drill hole APC-39 including:

o	33.00 metres @ 4.87 g/t gold equivalent from surface in oxides, and

o	17.75 metres @ 3.94 g/t gold equivalent from 75.80 metres in a CBM zone, and

o	11.15 metres @ 3.78 g/t gold equivalent from 185.8 metres in a CBM zone.

The mineralized interval starts directly below overburden at 8 metres depth with saprolite material followed by oxidized saprock for an additional 33.5 metres to a depth of 41 metres. The intercept then passes into fresh rock with a sulphide composition of chalcopyrite that ranges between 0.5% and 1.5%, pyrite values up to 2.5% and lesser pyrrhotite. Overprinting carbonate base metal vein material is also present with sphalerite and galena specifically from 75.8 metres down hole and again at 185.8 metres down hole. The downhole intersection stopped in high grade copper and silver mineralization, due to technical issues with the rig, with the final 7.6 metres returning 0.73% copper, 152 g/t silver and 0.46 g/t gold. Further drilling will be undertaken in this area.

Drill hole APC-37, which was the first hole of 2023 from Pad 4, was unfortunately lost short of target depth due to a complicated fault. A new hole from Pad 4 is advancing well and is expected to be completed in the coming days.

Outcrop mapping and sampling in the south and central portions of the system has outlined a 130 metre-by-100 metre area of known surface mineralization, which is open in all directions. Pads 6 and 7 have been designed with the objective of understanding the styles and tenor of the shallow, high-grade mineralization from surface down to depths of up to 400 metres and Pad 6 is ideally situated for further step out holes to understand grade continuity at depth. Deep drilling has recently commenced from Pad 6 with a northwesterly hole designed to test mineralization from surface down to a vertical depth of over 1,000 metres.

Visual observations from another five completed holes indicate continuous mineralization from surface over core lengths ranging from more than 80 metres to more than 400 metres. The Company presently has three diamond drill rigs operating at the Apollo project and additional assay results are expected in the near term.

Two new drill pads, numbered 9 and 10, will be completed shortly and once operational will provide more drilling options to test this expanding area of surface and shallow mineralization down to 400 metres vertical.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade Cu-Ag-Au porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins.

Table 1: Assays Results for APC-36, APC-38, and APC-39

Hole #	From (m)	To (m)	Intercept Interval (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %	AuEq (g/t)*	CuEq (%)*
APC-36	2.80	113.20	110.40	1.73	9	0.14	0.004	2.08	1.11
Incl**	2.80	22.35	19.55	2.57	11	0.11	0.002	2.86
	102.05	113.20	11.15	6.84	14	0.28	0.006	7.36
APC-38	-	169.95	169.95	1.36	19	0.32	0.002	2.15	1.15
Incl**	-	20.95	20.95	3.12	2	0.10	0.002	3.24
	156.60	169.95	13.35	2.28	32	0.63	0.002	3.74
APC-39	8.00	284.30	276.30	2.12	36	0.22	0.001	2.95	1.57
Incl**	8.00	41.00	33.00	4.44	26	0.11	0.001	4.87
	75.80	93.55	17.75	2.84	36	0.40	0.001	3.94
	185.80	196.95	11.15	3.55	18	0.04	0.001	3.78

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.87 x 0.90)+ (Mo (%)*11.43 x 0.85) and CuEq (%) is calculated as follows: (Cu (%) x 0.90) + (Au (g/t) x 0.51 x 0.97) + (Ag (g/t) x 0.009 x 0.88)+ (Mo(%)x 6.10 x 0.85) utilizing metal prices of Cu – US$4.10/lb, Ag – $24/oz Mo - US$25.00/lb and Au – US$1,500/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. A 0.2 g/t AuEq cut-off grade was employed with no more than 15% internal dilution. True widths are unknown, and grades are uncut.

(**) Zone of Oxidation

Figure 1: Plan View of the Apollo Porphyry System Highlighting Drill Holes APC-36, APC-38 and APC-39

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target Area

Figure 3: Core Photo Highlights from Drill Hole APC-36

Figure 4: Core Photo Highlights from Drill Hole APC-38

Figure 5: Core Photo Highlights from Drill Hole APC-39

Figure 6: Brecciated porphyry mineralization. Note the mineralized quartz porphyry B veins being overprinted by mineralized angular breccia.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expansion the overall dimensions of the system, which remains open in all directions.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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